U.S. Securities and Exchange Commission

                           Washington, D.C. 20549

                       NOTICE OF EXEMPT SOLICITATION

                    Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California  91505

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

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        The attached letter was issued on January 27, 2004.

             AN OPEN LETTER TO OUR FELLOW DISNEY SHAREHOLDERS
                  FROM ROY E. DISNEY AND STANLEY P. GOLD

                               ROY E. DISNEY
                              STANLEY P. GOLD

                            4444 Lakeside Drive
                             Burbank, CA 91505

                                                          January 27, 2004

Dear Fellow Walt Disney Company Shareholders:

     Now is the time for all Disney shareholders to take the first step to bring needed change to The Walt Disney Company. We ask each of you to join us in our campaign to change senior management's and the Board's "business as usual" attitude at Disney.

     JOIN US IN VOTING NO ON THE RE-ELECTION OF MICHAEL EISNER, GEORGE MITCHELL, JUDITH ESTRIN, AND JOHN BRYSON AS DIRECTORS AT THE WEDNESDAY, MARCH 3 ANNUAL MEETING OF SHAREHOLDERS IN PHILADELPHIA.

     Eight weeks ago, we resigned from the Board of Directors to vividly demonstrate our dissatisfaction with the direction and management of The Walt Disney Company. Our resignation letters, which can be easily accessed on our website www.savedisney.com, describe in detail our reasons. IN PARTICULAR, OUR ONGOING CONCERN IS THAT THE COMPANY'S SENIOR MANAGEMENT HAS BEEN UNABLE TO GENERATE LONG-TERM GROWTH AND PERFORMANCE AND THAT THE BOARD OF DIRECTORS HAS FAILED TO HOLD MANAGEMENT ACCOUNTABLE FOR ITS FAILURES.

                   SEND A MESSAGE TO EISNER AND THE BOARD

     By just saying NO you will send a message the Board of Directors cannot ignore. By withholding your vote from these four directors - who we believe are representative of what is wrong at Disney - you will force the Board to recognize the widespread conviction that serious changes in both senior management and the Board are necessary.

             NO ON EISNER AND NO ON ESTRIN, MITCHELL AND BRYSON

     We are seeking a NO vote on Michael Eisner and also a NO vote on George Mitchell, Judith Estrin and John Bryson because they symbolize, respectively, the poor management, poor governance, poor compensation practices, and lack of board independence that are impeding the development of long-term shareholder value at The Walt Disney Company.

     MICHAEL EISNER (POOR MANAGEMENT): Since the death of Frank Wells in 1994, Michael Eisner has been unable to manage growth or achieve performance levels that were once commonplace at The Walt Disney Company. Since 1995, Return-on-Invested Capital has declined by 63% from 18% to 7%. Return-on-Equity has declined by 80% from 22% to 6% and Return-on-Assets has declined by 79% from 10% to 3%. While the Company's stock has improved in recent months, it is important to note that since January 1996, an initial investment of $10,000 in Disney stock would have grown to only $11,497 over the 8 years ending December 2003, as compared to an investment in Dow Jones which grew to $20,191 (or 75% greater than Disney).

     Mr. Eisner has failed to formulate a viable long-term strategy. Instead of investing wisely the cash flow produced by the company over the past ten years, those resources have been squandered on many failed projects, the most recent of which is the $5.2 billion acquisition of the Fox Family Channel.

     He has built theme parks using copies of rides found elsewhere and built other attractions that fail to spark the imagination and excitement our guests and customers have a right to expect from Disney. The dismal financial results at Disney's California Adventure and Disney's Studio Paris are testimony to this flawed strategy.

     The revolving door of executives has also led to an enormous loss of creative talent - once the clear hallmark of Disney.

     WHILE THESE ACTIVITIES MAY PROVIDE A SHORT-TERM (IN MANY CASES, VERY SHORT) BOOST TO REVENUES, THEY HAVE THE LONG-TERM EFFECT OF DISSIPATING WHAT HAS MADE THE WALT DISNEY COMPANY GREAT. IF THIS PROCESS IS ALLOWED TO CONTINUE, DISNEY WILL WIND UP "JUST ANOTHER ENTERTAINMENT COMPANY"-- AND WILL NEVER BE ABLE TO RECOVER ITS HARD-EARNED REPUTATION FOR PROVIDING UNPARALLELED QUALITY FAMILY ENTERTAINMENT AND EXCEPTIONAL VALUE TO ITS GUESTS AND CUSTOMERS.

     GEORGE MITCHELL (POOR GOVERNANCE): We believe Ex-Senator Mitchell is not capable of providing effective leadership as the Company's "Presiding Director." He has opposed our repeated efforts to separate the functions of CEO and Chairman of the Board. Instead, he supported the Company's new governance rules, which are more form than substance -- and which have left him as a Presiding Director with no authority or real responsibility.

     Equally  troubling,  in  addition  to his  full-time  career as a practicing lawyer, ex-Senator Mitchell serves on far too many other boards to permit him adequate time for his Disney commitments. (It is worth noting that many of the other companies on whose boards he has sat have experienced significant financial, legal, and governance problems -- among them Xerox, U.S. Technologies, Oily Rock Group Ltd. and Staples Inc.).

     MOREOVER, WITHIN THE LAST SEVERAL YEARS EX-SENATOR MITCHELL HAS SERVED AS A PAID CONSULTANT TO THE COMPANY AND HIS LAW FIRM HAS RECEIVED MORE THAN $1 MILLION IN FEES FROM THE WALT DISNEY COMPANY.

     JUDITH ESTRIN (POOR COMPENSATION PRACTICES): As Chair of the Board's Compensation Committee for the past two years, Ms. Estrin engineered what we believe were excessive total compensation packages for the Company's top five executives. For example, in fiscal 2002, when the Disney stock price was down approximately 16%, total compensation for those executives alone was approximately $40 million.

     GOOD GOVERNANCE REQUIRES -- AND SHAREHOLDERS DESERVE -- A REAL CONNECTION BETWEEN PERFORMANCE AND PAY. UNDER MS. ESTRIN'S
     LEADERSHIP OF THE COMPENSATION COMMITTEE, WE BELIEVE THAT CONNECTION HAS BEEN SEVERED.

     JOHN BRYSON (LACK OF INDEPENDENCE): For almost two years, we have pointed out to the Board that John Bryson should not be considered an "independent" director because his wife was being paid millions of dollars as an executive of Disney's 50%-owned Lifetime Channel.

     Moreover, as CEO of Edison International, Mr. Bryson oversaw transactions with The Walt Disney Company for the naming rights to Anaheim Stadium that involved tens of millions of dollars. Nonetheless, the Disney Board continued to publicly declare that John Bryson was independent.

     In his capacity as an "independent" director and Chair of the Nominating and Governance Committee, he collaborated with Michael Eisner to manage the removal of Andrea Van de Kamp from the Board one year ago because of her opposition to some of management's proposals. He performed a similar role this year in removing Roy
     E. Disney from the Board.

     Only after eliminating dissenting voices from the Board and being confronted with the recently adopted New York Stock Exchange certification requirements for independent directors, did the Board belatedly concede that Mr. Bryson is not independent.

     A COMPANY SERIOUSLY COMMITTED TO "BEST PRACTICES" IN CORPORATE GOVERNANCE WOULD NOT HAVE ALLOWED MR. BRYSON TO SERVE AS CHAIR OF ITS NOMINATING AND GOVERNANCE COMMITTEE.

                  JOIN US IN VOTING NO ON YOUR PROXY

      WITHHOLD YOUR VOTE FROM EISNER, MITCHELL, ESTRIN AND BRYSON

     We believe it is important for you to understand that our actions today are not motivated by any personal ambitions. Neither of us has any desire to be Chairman or CEO of The Walt Disney Company. Rather, we are launching our "Vote No" campaign in an effort to improve the long-term financial health of the Company, to restore shareholder value, and to return the quality of its products and services to a level that will yield sustainable growth.

     PLEASE TAKE A FEW MOMENTS TO VOTE YOUR SHARES. EVERY VOTE COUNTS. WE NEED YOU TO SIGN AND RETURN YOUR PROXY CARD - BUT PLEASE TAKE THE TIME AND INDICATE ON YOUR PROXY THAT YOU ARE WITHHOLDING YOUR VOTE FOR MICHAEL EISNER, GEORGE MITCHELL, JUDITH ESTRIN AND JOHN BRYSON.

     DON'T LET YOUR BROKER VOTE FOR YOU. UNLESS YOU SEND BACK YOUR PROXY WITH AN "X" MARKED IN THE BOX "FOR ALL EXCEPT" AND LIST THE NAMES OF MICHAEL EISNER, GEORGE MITCHELL, JUDITH ESTRIN AND JOHN BRYSON (OR THE NUMBERS ASSOCIATED IN THE PROXY WITH THESE NOMINEES) IN THE SPACE PROVIDED, YOUR SHARES WILL BE VOTED "FOR" EISNER AND ALL THE OTHER MANAGEMENT DIRECTORS.

     If you have any questions on how to VOTE NO, please contact our proxy specialists -- Mackenzie Partners, Inc. Toll-Free at (800)-322-2885 or at
(212)-929-5500 or by email at savedisney@mackenziepartners.com. They will be pleased to help you through the process. You may also see www.savedisney.com for specific instructions or email us at voteno@savedisney.com.

     MAKE SURE YOUR VOICE IS HEARD. THE DAMAGE THE WALT DISNEY COMPANY HAS SUFFERED AT THE HANDS OF MICHAEL EISNER AND THE CURRENT BOARD MUST BE REPAIRED BEFORE IT IS TOO LATE. VOTE NO TODAY AND BRING BACK THE MAGIC! THANKS FOR YOUR SUPPORT.

                                            Sincerely,






               Roy E. Disney                              Stanley P. Gold